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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING SECTION FEB 27 2004 WASH, D.C. 155

SEC FILE NUMBER
8- 52204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Whitney Securities, L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

228 St. Charles Ave, Suite 200
(No. and Street)

New Orleans	**LA**	**70130**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Palozzola **(504) 586-3454**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

639 Loyola Ave	**New Orleans**	**LA**	**70113**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS
3/23

OATH OR AFFIRMATION

I, David J. Palozzola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitney Securities, L.L.C., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public, Notary #39591

Patricia K. Loupe

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Whitney Securities, L.L.C.

Financial Statements and Supplementary Information

December 31, 2003

(Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
639 Loyola Avenue
Suite 1800
New Orleans LA 70113
Telephone (504) 558 8200
Facsimile (504) 558 8960

Report of Independent Auditors

To the Board of Directors of
Whitney Securities, L.L.C.

In our opinion, the accompanying statement of financial condition, and the related statement of income, changes in member capital, and cash flows present fairly, in all material respects, the financial position of Whitney Securities, L.L.C. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 10, 2004

Whitney Securities, L.L.C.
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 121,030
Money market investments, at fair value	1,158,957
Receivables from brokers, dealers and clearing organizations	99,451
Other assets	16,515
Total assets	$1,395,953
Liabilities and Member Capital	
Liabilities	
Accounts payable and accrued expenses	$ 105,875
Total liabilities	105,875
Member capital	
Member contribution	350,000
Retained earnings	940,078
Total member capital	1,290,078
Total liabilities and member capital	$1,395,953

The accompanying notes are an integral part of these financial statements.

Whitney Securities, L.L.C.
Statement of Income
Year Ended December 31, 2003

Revenue	
Revenue from sales of investment company shares	$ 632,514
Commissions on securities transactions	668,230
Commissions on annuity transactions	426,026
Commissions on educational savings plans	12,959
Interest and dividends	4,866
Total revenue	1,744,595
Expense	
Employee compensation and benefits	858,439
Processing services	259,479
Intercompany management fees	30,000
Telecommunication	20,823
Occupancy	18,000
Professional services	20,000
Licenses and regulatory fees	15,699
Other operating expense	45,749
Total expense	1,268,189
Net income	$ 476,406

The accompanying notes are an integral part of these financial statements.

Whitney Securities, L.L.C.
Statement of Changes in Member Capital
Year Ended December 31, 2003

	Member Contribution	Retained Earnings	Total Member Capital
Balance at December 31, 2002	$ 350,000	$ 463,672	$ 813,672
Net income	-	476,406	476,406
Total comprehensive income	-	476,406	476,406
Balance at December 31, 2003	$ 350,000	$ 940,078	$ 1,290,078

The accompanying notes are an integral part of these financial statements.

Whitney Securities, L.L.C.
Statement of Cash Flows
Year Ended December 31, 2003

Operating activities	
Net income	$ 476,406
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in receivables from brokers, dealers and clearing organizations	(7,773)
Increase in other assets	(1,409)
Increase in accounts payable and accrued expenses	17,740
Net cash provided by operating activities	484,964
Investing activities	
Purchases of money market investments	(459,537)
Net cash used for investing activities	(459,537)
Increase in cash and cash equivalents	25,427
Cash and cash equivalents	
Beginning of period	95,603
End of period	$ 121,030

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Whitney Securities, L.L.C., a Louisiana limited liability corporation (the Company), was organized on September 21, 1999. The Company began operating as a registered broker-dealer under the Securities Exchange Act of 1934 on March 1, 2000 and is a member of the National Association of Securities Dealers (NASD). The Company's sole member is Whitney National Bank (the Bank). The Bank is a wholly owned subsidiary of Whitney Holding Corporation, a Louisiana bank holding company.

The Company is an introducing broker-dealer offering a range of investment products and limited investment advice to retail customers in accordance with NASD and Office of the Comptroller of Currency regulations. The Company accepts customer orders but clears transactions through another brokerage firm (clearing organization) on a fully disclosed basis. The clearing organization processes and settles the customer transactions for the Company. The commissions and other fees earned from the transactions are divided between the Company and the clearing organization in accordance with contractual terms.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and with general practices followed by brokers and dealers in securities. The principles and policies followed by the Company, and the methods of applying those principles and policies, which materially affect the determination of financial position, results of operations and cash flows are summarized below and in the following notes:

Use of Estimates
Preparing financial statements and related notes in accordance with accounting principles generally accepted in the United States of America involves making estimates that impact the amounts reported. Actual results may prove different from those estimated.

Cash and Cash Equivalents
The Company considers all cash held, excluding money market investments, as cash and cash equivalents.

Revenue from Broker-Dealer Activity
Commission income is generated on a transaction basis and recognized on a settlement basis.

Income Taxes
The Company is a single member limited liability company for Federal and, where applicable, state income tax reporting purposes. Income from the Company is treated as taxable income of the member. Accordingly, there are no tax provisions or current or deferred tax assets or liabilities reflected in the accompanying financial statements.

Money Market Investments
Money market investments are stated at fair value based on quoted market prices.

Receivables from Brokers, Dealers and Clearing Organizations
The Company is required to maintain a deposit at the licensed broker-dealer which acts as its clearing organization. This amount is included in receivables from brokers, dealers and clearing organizations in the Company's balance sheet. The amount on deposit was $55,570 at December 31, 2003.

Operating Segment Disclosures
Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information" established the standard for reporting information about a company's operating segments using a "management approach." The Company views its activities as a broker and dealer in securities to be a single line of business and manages accordingly. As such, there are no operating segments to report in accordance with this accounting standard.

Recent Pronouncements
In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". An issuer of financial instruments that fall within the scope of this statement, many of which were previously classified as equity, must now classify these financial instruments as liabilities (or assets in certain circumstances). Such instruments include equity shares with mandatory redemption features, and instruments, other than outstanding equity shares, that represent an obligation to repurchase equity shares or an obligation that must or may be settled by issuing a variable number of equity shares. The Company has issued no financial instruments that fall within the scope of SFAS No. 150.

The FASB issued SFAS No. 149 in April 2003 to amend and clarify various provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". In general, the provisions of SFAS No. 149 applied prospectively to derivative contracts entered into or modified after June 30, 2003, and to hedging relationships designated after that date. Certain amendments reflected decisions on SFAS No. 133 implementation issues that had been previously approved by the FASB, and these provisions retained their original effective dates. The Company has not entered into derivative contracts or designated any hedging relationships.

In late 2002 the FASB issued two interpretations of existing accounting principles. FASB Interpretation (FIN) No. 45 elaborated on disclosures an entity should make about its obligations under certain guarantees and clarified that a guarantor should recognize a liability for the fair value of the obligations when a guarantee is first issued. The Company has issued no guarantees subject to the guidance in this interpretation.

FIN No. 46 was issued to correct perceived weaknesses in the accounting for special-purpose entities, in particular the possibility that a controlling financial interest in such an entity might not result in consolidation of the entity with the holder of that interest. The specific entities to which FIN No. 46 refers are called "variable interest entities," and the interpretation explains how to identify a variable interest entity and how an enterprise should assess its interest in such an entity to decide whether consolidation is appropriate. The FASB issued a revision to this interpretation (FIN No. 46R) in December 2003. This revision incorporated additional guidance developed to address FIN 46 implementation issues and delayed certain effective dates. The Company has no interests in variable interest entities.

3. Related Party Transactions

The Company has entered into a service agreement with the Bank, under which the Bank provides substantially all of the support for its operations, including human resources, office facilities, communications and computer technology and support. Payments to the Bank under this agreement cover (a) the direct cost of Bank employees dedicated to Company sales and support activities and an appropriate allocation of the Bank's expense of providing health, retirement and other benefits to these employees; (b) the fair rental value of office space provided in the Bank's facilities; (c) a negotiated management fee; and (d) other miscellaneous direct or allocated costs. The Company paid the Bank approximately $926,000 under this agreement in 2003.

Included in accounts payable and accrued expenses at December 31, 2003, is approximately $86,000 related to accrued employee compensation and benefits payable to the Bank under this agreement.

4. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain net capital at the greater of $250,000 or 6-2/3% of aggregate indebtedness. The following compares the Company's net capital as of December 31, 2003 to the maintenance required:

Net capital	$1,250,384
Required net capital	250,000
Excess net capital	$1,000,384

The Company qualifies and operates under the exemptive provisions of Rule 15c3-3 as all customer accounts and customer securities are carried and maintained by a clearing broker through which the Company clears all transactions with and for customers.

5. Contingencies

The Company is at times party to legal proceedings arising in the normal course of business. After review with legal counsel, the Company's management believes that there are no pending or threatened actions the resolution of which could have a material effect on the Company's financial condition, results of operations, or cash flows.

Whitney Securities, L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003 — Schedule I

Net Capital	
Total member's capital	$1,290,078
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	1,290,078
Deductions and/or charges	
Nonallowable assets	16,515
Total deductions and/or charges	16,515
Net capital before haircuts on securities positions	1,273,563
Haircuts on securities	23,179
Net capital	$1,250,384
Aggregate Indebtedness	
Items included in the statement of financial condition	
Accounts payable and accrued expenses	$ 105,875
Items not included in the statement of financial condition	-
Total aggregate indebtedness	$ 105,875
Computation of Basis net Capital Requirement	
Net capital	$1,250,384
Minimum dollar net capital requirement - greater of $250,000 or 6-2/3% of aggregate indebtedness	250,000
Excess net capital	$1,000,384

There are no differences between the computation of net capital under Rule 15c3-1 as shown above and the unaudited computation of net capital under Rule 15c3-1 included in the Part II A filing of Whitney Securities, L.L.C. as of December 31, 2003.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
639 Loyola Avenue
Suite 1800
New Orleans LA 70113
Telephone (504) 558 8200
Facsimile (504) 558 8960

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Whitney Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedule of Whitney Securities, L.L.C., (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

- Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 10, 2004